SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

STILLWATER MINING COMPANY
(Name of Subject Company (Issuer))

STILLWATER MINING COMPANY
(Name of Filing Person (Issuer))

1.875% Convertible Senior Notes due 2028

(Title of Class of Securities)

86074Q AD4
(CUSIP Numbers of Class of Securities)

Brent Wadman	with copy to:
Deputy General Counsel and Corporate Secretary	David Goldschmidt
Stillwater Mining Company	Skadden, Arps, Slate, Meagher & Flom LLP
1321 Discovery Drive	4 Times Square
Billings, Montana 59102	New York, New York 10036
(406) 373-8700	(212) 735-3574

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$166,500,000	$22,710.40

* Calculated solely for purposes of determining the filing fee. The purchase price of the 1.875% Convertible Senior Notes due 2028 (the "Securities"), as described herein, is $1,000 per $1,000 principal amount outstanding . As of February 13, 2013 there was $166,500,000 aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $166,500,000 (excluding accrued but unpaid interest).

**The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $136.40 for each $1,000,000 of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

As required by, and pursuant to the terms of and subject to the conditions set forth in, the Indenture, dated as of March 12, 2008 (the “Indenture”), among Stillwater Mining Company, a corporation incorporated under the laws of the State of Delaware (the “Company”), Law Debenture Trust Company of New York, as trustee (the “Trustee”) and Deutsche Bank Trust Company Americas, a New York banking corporation, as security registrar, conversion agent (the “Conversion Agent”) and paying agent (the “Paying Agent”), governing the Company’s 1.875% Convertible Senior Notes due 2028 (the “Securities”),  this Tender Offer Statement on Schedule TO ("Schedule TO") is filed by the Company with respect to the right of each holder (the "Holder") of the Securities to sell and the obligation of the Company to purchase the Securities, as set forth in the Company's Notice to Holders of the 1.875% Convertible Senior Notes due 2028, dated February 14, 2013 (the "Notice to Holders"), and the related materials filed as exhibits to this Schedule TO (which Notice to Holders and related materials, as amended or supplemented from time to time, collectively constitute the "Put Option").

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Securities and is obligated to purchase all of the Securities properly tendered by the Holders under the terms and subject to the conditions set forth in the Put Option. The Securities are convertible into shares of common stock, $0.01 par value per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Securities.

The Company maintains its registered and principal executive offices at 1321 Discovery Drive, Billings, Montana, 59102  and the telephone number there is (406) 373-8700 .

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

Item 10.    Financial Statements.

(a)   Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company's financial condition is not material to a holder's decision whether to put the Securities to the Company because (i) the consideration being paid to holders surrendering Securities consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Securities and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b)   Not applicable.

(c)   Not applicable.

Item 11.    Additional Information.

(a)   Not applicable.

(b)   Not applicable.

Item 12.    Exhibits.

(a) The following exhibits are filed as part of this report:

Number	Description	Incorporation By Reference To
(a)(1)(A)	Notice to Holders of the 1.875% Convertible Senior Notes due 2028, dated February 14, 2013	Filed herewith
(b)	Not applicable
(d)(1)

Indenture, dated as of March 12, 2008, between the Company, as issuer, and Law Debenture Trust Company of New York, as trustee and Deutsche Bank Trust Company Americas, a New York banking corporation, as security registrar, conversion agent and paying agent
Exhibit 4.1 to the Registrant’s form 8-K, dated March 14, 2008
(d)(2)	Form of 1.875% Convertible Senior Note due 2028	Exhibit 4.2 to the Registrant’s form 8-K, dated March 14, 2008
(d)(3)	Registration Rights Agreement, dated as of March 12, 2008, between Stillwater Mining Company and Deutsche Bank.	Exhibit 4.3 to the Registrant’s form 8-K, dated March 14, 2008
(d)(4)	Amended and Restated General Employee Stock Plan, dated October 23, 2003	Exhibit 10.1 to the Form 10-Q for the quarterly period ended September 30, 2003
(d)(5)	409A Nonqualified Deferred Compensation Plan	Exhibit 10.34 to the Form 10-K filed on March 16, 2006
(d)(6)	2004 Equity Incentive Plan	Appendix A to the Proxy statement, dated April 29, 2004
(d)(7)	409A Non-Employee Directors Deferred Compensation Plan	Exhibit 10.1 to the Form-8K dated May 9, 2005
(d)(8)	2012 Equity Incentive Plan	Appendix A to the Proxy statement, dated March 12, 2011
(g)	Not applicable
(h)	Not applicable

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

STILLWATER MINING COMPANY
(Registrant)

Date:	February 14, 2013
		By:	/s/ Francis R. McAllister
Francis R. McAllister
Chairman and Chief Executive Officer
(Principal Executive Officer)

Date:	February 14, 2013
		By:	/s/ Gregory A. Wing
Gregory A. Wing
Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit Index

Number	Description	Incorporation By Reference To
(a)(1)(A)	Notice to Holders of the 1.875% Convertible Senior Notes due 2028, dated February 14, 2013	Filed herewith
(b)	Not applicable
(d)(1)

Indenture, dated as of March 12, 2008, between the Company, as issuer, and Law Debenture Trust Company of New York, as trustee and Deutsche Bank Trust Company Americas, a New York banking corporation, as security registrar, conversion agent and paying agent
Exhibit 4.1 to the Registrant’s form 8-K, dated March 14, 2008
(d)(2)	Form of 1.875% Convertible Senior Note due 2028	Exhibit 4.2 to the Registrant’s form 8-K, dated March 14, 2008
(d)(3)	Registration Rights Agreement, dated as of March 12, 2008, between Stillwater Mining Company and Deutsche Bank.	Exhibit 4.3 to the Registrant’s form 8-K, dated March 14, 2008
(d)(4)	Amended and Restated General Employee Stock Plan, dated October 23, 2003	Exhibit 10.1 to the Form 10-Q for the quarterly period ended September 30, 2003
(d)(5)	409A Nonqualified Deferred Compensation Plan	Exhibit 10.34 to the Form 10-K filed on March 16, 2006
(d)(6)	2004 Equity Incentive Plan	Appendix A to the Proxy statement, dated April 29, 2004
(d)(7)	409A Non-Employee Directors Deferred Compensation Plan	Exhibit 10.1 to the Form-8K dated May 9, 2005
(d)(8)	2012 Equity Incentive Plan	Appendix A to the Proxy statement, dated March 12, 2011
(g)	Not applicable
(h)	Not applicable